Chimera Investment Corporation
                     1211 Avenue of the Americas, Suite 2902
                               New York, NY 10036


                                  June 22, 2009

VIA EDGAR
---------

Mr. Jorge Bonilla
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Chimera Investment Corporation
      Form 10-K for the fiscal year ended December 31, 2008
      Form 10-Q for the quarter ended March 31, 2009
      2009 Proxy Statement
      File No. 001-33796

Dear Mr. Bonilla:

         On behalf of Chimera Investment Corporation, set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated May 26, 2009 with respect to our Form 10-K for the fiscal year ended December 31, 2008, Form 10-Q for the quarter ended March 31, 2009, and 2009 Proxy Statement.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
----------------------------------------------

Item 1A. Risk Factors
---------------------

We may be required to repurchase mortgage loans or indemnify investors if we
----------------------------------------------------------------------------
breach representations and warranties, which could harm our earnings, page 31
-----------------------------------------------------------------------------

1. We note from the information on page 31 that you may be required to repurchase loans that you have sold or securitized if certain representation and warranties have been breached, or as a result of borrower fraud or in the event of early payment default on a mortgage loan. Please tell us what the your accounting policy is under FAS 140, FIN 45 or SFAS 5 for recording a provision for the loss you would incur upon the requirement to perform under this recourse obligation. Also, please clarify whether you have been required to perform under this recourse obligation in the past and if so, tell us the dollar amount of loans required from these transactions or other payments made by you to comply with these recourse provisions for each period in which you were required to perform. In addition, tell us the difference between the book value of the reacquired loans and the fair value of these loans when reacquired.

Response

         Pursuant to SFAS 140, we record a reduction in the proceeds from a sale equal to fair value of the liability to repurchase assets due to early payment default or borrower fraud at the time of the securitization or loan sale, if such an obligation exists. Pursuant to FIN 45, we record a liability for the guarantee of the recourse obligations in an amount equal to the present value of expected cash flows related to the obligations. Pursuant to SFAS 5, we record a provision for loss when it is deemed probable that a liability has been incurred and the amount of the loss can be estimated.

         In future filings, we will describe in more detail any recourse obligations we may enter into in conjunction with securitization transactions and whether we have recorded a loss provision in Note 4 of the Consolidated Financial Statements. In addition, if we enter into recourse obligations in conjunction with the sale of loans, we will describe in more detail those obligations and any loss provision we have recorded in Note 3 of the Consolidated Financial Statements.

         During the year ended December 31, 2008, we sold a portion of our whole mortgage loans and securitized the remaining whole mortgage loans held for investment in two securitizations effected during the year. We applied SFAS 140, FIN 45 and SFAS 5 to the whole mortgage loan sales and to the two securitizations as follows.

         The terms of the sale agreement for the whole mortgage loans contained a covenant that would require us to repurchase loans that were subject to early payment defaults. We analyzed this liability under SFAS 140 at the time of the sale, but determined that we should not record a provision for a loss due to two reasons. First, we believed the risk of being required to repurchase the mortgage loans due to early payment default was remote. The 181 loans contained in the pool we sold were newly originated high quality prime super jumbo and jumbo loans. These loans had high quality characteristics. For example, the weighted average loan to value of the pool was 71.15% and the weighted average FICO score was 757. Almost 88% of the loans were full documentation loans and more than 94% were owner occupied properties. The weighted average debt to income ratio of the borrowers in the pool was 32.75%. All of these characteristics led us to believe that this pool was made up of high quality loans with a remote change of early payment default. Moreover, in the purchase agreement pursuant to which we acquired the whole mortgage loans, we have recourse to the loan originator for early payment default, which requires the originator to repurchase any loan which incurred an early payment default. The originator was a well capitalized leading mortgage loan originator with $1.5 billion in equity and a history of originating well performing, high quality loans. We believed that this originator had the financial capability to meet its obligations under the purchase agreement. As a result, under SFAS 140 and FIN 45, we determined the fair value of our liability to be insignificant and under SFAS 5, we recorded no provision for contingent liabilities as we did not deem loss probable.

         In applying SFAS 140 to our two 2008 securitizations, we did not record any provision for losses associated with recourse obligations since we do not have a repurchase obligation in these transactions. We purchased all our loans from the same originator described above. All of the whole mortgage loans securitized in these transactions were originated by an affiliate of the entity that securitized the whole mortgage loans. Because of this, at the time of securitization we assigned to the entity that served as depositor of the whole loans into the securitization vehicles, our rights to require the mortgage loan originator to repurchase loans in the event of early payment default and borrower fraud. Since we do not have a repurchase obligation in these securitizations, we did not record any liabilities.

         Although to date we have determined that a provision for a liability associated with repurchase obligations was not required, as discussed in the risk factor, we may in the future have repurchase obligations in certain securitizations or loan sales, typically if loans are securitized with non-affiliates of the mortgage loan originator.

         To date we have not been required to repurchase any mortgage loans.

Item 6. Selected Financial Data
-------------------------------

Taxable Income per Share, page 44
---------------------------------

2. We note that you use taxable income per share for assessing your performance. Please tell us how your presentation meets all the disclosure requirement of Question eight of the Frequently Asked Questions Regarding the Use of Non- GAAP Financial Measures.

Response

         Question eight of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures discusses the prohibition of adjusting non-GAAP financial performance measures to eliminate or smooth items that are reasonably likely to recur or have occurred within the prior two years, unless the exclusion can be demonstrated to be useful. More specifically, disclosure is required that discusses how management uses the non-GAAP measure, the economic substance behind the measure, limitations associated with the measure and how management compensates for the limitations, and why management believes the measure is useful to shareholders.

         Our disclosure states that we are required to distribute taxable earnings and enumerates the differences between GAAP earnings per share and taxable earnings per share in a tabular format on page 44 of the Company's 10-K. These tables include GAAP net income, realized gains (losses) on sales of investments and unrealized gains (losses) on terminations of interest rate swaps. We believe that this presentation provides the reader with information on the purpose and economic substance of the non-GAAP measure. In future disclosures we will more fully broaden our MD&A disclosure as described below:

     Reconciliation of non-GAAP financial measurements to GAAP financial measurements

     Taxable income per share

         GAAP net income per share is the measure that is most directly related to taxable earnings per share. Taxable income per share is a non-GAAP measurement that adjusts GAAP net income per share for items excluded from taxable REIT income. As a REIT, we are required to distribute to our shareholders substantially all of our REIT taxable income in the form of dividends. Since it relates to the dividends we are required to declare, we believe taxable earnings per share is a meaningful financial measurement for investors and management in assessing our performance. Items that are typically included in GAAP net income that are excluded from REIT taxable income are unrealized gains and losses included in net income, losses on sales of investments to the extent they exceed gains on sales of investments, and book versus tax amortization adjustments.

         A reconciliation of REIT taxable income per share to GAAP EPS (basic) follows:


                                                                          For the period
                                                         For the            November 21,
                                                        year ended            2007 to
                                                     December 31, 2008   December 31, 2007
------------------------------------------------------------------------------------------
     GAAP loss per share                                    ($1.90)            ($0.08)
         Realized loss on sale of investments                $2.45                -
         Unrealized loss on interest rate swaps              $0.07              $0.11
                                                     -------------------------------------
     REIT taxable income per share                           $0.62              $0.03
                                                     =====================================



         The computation of realized gains and losses per share is the quotient of realized gains and losses on sales of investments and the weighted average number of shares outstanding - basic and diluted as presented in the Consolidated Statements of Operations and Comprehensive Income.

         The computation of unrealized gains and losses on interest rate swaps per share is the quotient of unrealized gains and losses on interest rate swaps and the weighted average number of shares outstanding - basic and diluted as presented in the Consolidated Statements of Operations and Comprehensive Income.

         The taxable earnings per share computation does not include the impact of realized losses on sales of investments to the extent they exceed realized gains on sales of investments. This exclusion may not fully represent the results of all operations during the period.

3. Tell us how you considered disclosing how you calculated the adjustments to GAAP loss per share and whether they are derived from your financial statements as presented.

Response

         The calculation of the adjustments to GAAP loss per share is derived directly from our financial statements. The computation of realized gains and losses per share is the quotient of realized gains and losses on sales of investments and the weighted average number of shares outstanding - basic and diluted as presented in the Consolidated Statements of Operations and Comprehensive Income. The computation of unrealized gains and losses on interest rate swaps per share is the quotient of unrealized gains and losses on interest rate swaps and the weighted average number of shares outstanding - basic and diluted as presented in the Consolidated Statements of Operations and Comprehensive Income. Please see the broader disclosure referenced in Response 2 above to be included in future filings.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operation, page 44
---------------------

Recent Developments, page 46
----------------------------

4. On page 48, you state that in October 2008, you amended you management agreement to eliminate the incentive fee. In future filings, please disclose whether any incentive fees were paid in 2008.

Response

         We have not paid any incentive fees since inception, and in future filings will include this disclosure.

Financial Statements and Notes
------------------------------

Note 1- Organization and Significant Accounting Policies
--------------------------------------------------------

Residential Mortgage-Backed Securities, page F-7
------------------------------------------------

5. We note that you validate your pricing model by comparing its results to independent prices provided by dealers in the securities and/or third party pricing services. Please tell us and disclose in future filings, the impact if the third party valuation differs from the pricing model. To the extent that you adjust your valuation based on dealer quotes, consider adding the applicable disclosure suggested in the Sample Letter Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157 date September 2008.

Response

         We apply our pricing policy to the quarterly valuation of our assets by comparing our internally generated fair values to the average of dealer and/or third party pricing service fair values. We utilize our internally generated fair value to mark our assets at the reporting date on a security-by-security basis. In the event the fair value generated by us on a particular security is materially different than the fair value provided by external sources, we reevaluate our internally generated fair value for potential flaws in our assumptions. If we determine, that although materially different from the third party prices obtained, our fair valuation is more reflective of the fair value of the asset, our fair valuation is utilized for financial reporting. To date, third party values have not materially differed from our internal pricing model.

         In future filings, our disclosure regarding the valuation of our assets will discuss the impact of material differences between our pricing model and the independent prices we obtain to validate our model. In addition, if we adjust our valuations due to the results of third party prices obtained, we will expand our disclosures to encompass the items discussed in the Sample Letter Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157 dated September 2008.

Mortgage Loans Sales and Securitizations, page F-9
--------------------------------------------------

6. We note that you allocate the carrying value of the underlying mortgage loans between securities or loans sold and the interests retained based on their fair values to determine the gain or loss on sale and presumably to calculate the value of the retained interests. Please describe and disclose in future filings the methodologies and key assumptions used to determine fair value. Reference is made to paragraph B11(b)(3) of FSP-FAS 140-4. Additionally given that these fair value assessments impact the amounts recorded in your financial statements, please tell us what consideration was given including the disclosures required by SFAS 157.

Response

         We compute the fair value for allocation of carrying value on securities and loan sales by utilizing the most closely correlated asset class for valuation. Typically when we securitize mortgage loans, we compute the fair value of each tranche in the securitized pool using our pricing model for residential mortgage-backed securities. Our pricing model is discussed in Note 5 in our Consolidated Financial Statements and includes such key inputs and assumptions as coupons, prepayment speeds, periodic and life caps, weighted average lives, expected defaults, and credit enhancement. Gain or loss is computed accordingly. Fair value of un-securitized mortgage loans is computed by utilizing key inputs and assumptions such as expected future cash flows of the mortgage, borrower characteristics, default expectations, coupons, current spreads, geographic concentration, and available pricing of similar pools of assets recently traded.

         In accordance with FAS 157, we have provided in Note 5 key inputs and assumptions used in our model to determine fair value. In future filings, we will broaden our disclosure regarding our mortgage loan sales and securitizations to indicate the methodologies we utilized at the time of the transaction to determine fair values.

Income Taxes, page F-10
-----------------------

7. Please tell us how you considered the requirements under Rule 3-15(c) of Regulation S-X regarding the tax status of your distributions as ordinary income, capital gain or return of capital.

Response

         In future filings we will include additional disclosure similar to the disclosure set forth below in Note 9 of the Notes to Consolidated Financial Statements.

         In general, common stock cash dividends declared by the company will be considered ordinary income to stockholders for income tax purposes. From time to time, a portion of our dividends may be characterized as capital gains or return of capital. During the year ended December 31, 2008, all of the income distributed in the form of dividends was characterized as ordinary income.

Note 2 - Mortgage-Backed Securities, page F-13
----------------------------------------------

8. We note on page 46 that you realized a $144 million loss on the sale of non- Agency RMBS and unsecured assets. Please tell us how these losses impact the impairment analysis of your remaining RMBS portfolio as of December 31, 2008.

Response

         During 2008, at a time of unprecedented economic stresses on the non-Agency RMBS market and the economy as a whole, we sold assets as a strategic decision to protect our balance sheet by reducing our leverage and exposure to the risk that our lending counterparties could reduce our credit lines and force us to make asset sales at inopportune times. As a result, we sold approximately $705 million in assets and realized $144 million in losses, predominantly during the third quarter of 2008. At December 31, 2008 as well as each reporting period during 2008, we evaluated our assets for other than temporary impairment pursuant to the model provided by FSP FAS 115-1 and FAS 124-1. In evaluating the impairment of the assets retained in our portfolio, we evaluated, concurrent with other factors, characteristics such as the length of time and extent that the fair value of the asset was less than its cost, the credit performance of each investment and its expected future cash flows, and given the results of our evaluations, the intent and ability to hold the assets until a recovery in fair value. In this regard, the assets in an unrealized loss position had been in this position for a period of time less than nine months. The impairment approximated 15% of the carrying value of those securities and we expected no credit impairment on any of these securities. Moreover, all of these assets were cash-flowing as expected. Taking these factors into consideration, we determined that the impairment of the assets was temporary, due to unprecedented market dislocation, and we intended to hold the securities until recovery.

         As noted above, the asset sales were undertaken to reduce our counterparty exposure and in fact reduced our repurchase agreement borrowings from $1.4 billion as of March 31, 2008 to $562.1 million as of December 31, 2008. In connection with our decision to protect our balance sheet from the unprecedented market volatility, in October 2008, we raised an additional $300 million of capital in secondary offerings of common stock. Due to the reduction in counterparty risk and the additional capital raised by the company we had both the intent and ability to hold the assets in our portfolio until they recovered in value precluding the recognition of an impairment charge.

Note 5 - Fair Value Measurement, page F-15
------------------------------------------

9. We note that you disclose the fair value of your securitized loans held for investment and securitized debt as required by SFAS 107. Please describe to us and disclose in future filings, the method and significant assumptions used to estimate the fair values as require by paragraph 10 of SFAS 107. Also tell us how you considered the provisions of SFAS 157 with respect to these disclosures. Note the paragraph 35 of SFAS 157 states that disclosures under SFAS 157 can be combined with disclosures required by SFAS 107.

Response

         We compute the fair value of securitized loans and securitized debt by estimating the future cash flows of the securitized mortgage loans contained in the pool. We utilize actual and expected delinquencies, defaults, CPRs, loss severities, and borrower characteristics to determine the expected cash flow over the life of the asset in its fair valuation. Using the results of the asset's performance, we evaluate the ability of the pool to meet its debt obligation for fair valuation of the securitized debt. The fair valuation of the securitized loans and securitized debt takes into consideration the same key assumptions and factors and yields the same fair value under both SFAS 107 and SFAS 157.

         In future filings we will restructure Notes 4, 5, and 7 to consolidate and more fully disclose how we fair value both assets and liabilities included in our financial statements to meet the requirements of paragraph 10 of SFAS 107 and paragraph 35 of SFAS 157.

Note 6 - Repurchase Agreements
------------------------------

Residential Mortgage-Backed Securities, page F-17
-------------------------------------------------

10. We note your tabular disclosure of the remaining maturities of your repurchase agreements. Please tell us whether any of your repurchase agreements mature overnight and confirm that your disclosure in future filings will be consistent with the requirements of Rule 4-08(m) of Regulation S-X.

Response

         At December 31, 2008, none of our repurchase agreements matured overnight. In all future filings we will include an additional row that discloses repurchase agreements that mature overnight in addition to the current classifications.

Note 13 - Management Agreement and Related Party Transactions, page F-21
------------------------------------------------------------------------

11. We note that you entered into a repurchase agreement with Annaly during 2008. Please confirm that you will include the related party label on your balance sheet for any material agreements with Annaly in future filings. Refer to Rule 4-08(k) of Regulation S-X.

Response

         We will provide labels that properly disclose all line items on our balance sheet that are with related parties in all future filings.

FORM 10-Q FOR THE THREE MONTHS ENDED MARCH 31, 2009
---------------------------------------------------

Financial Statements and Notes
------------------------------

Note 2 - Mortgage-Backed Securities, page 14
--------------------------------------------

12. We note that you completed a re-securitization during March 2009 and that you initially retained all of the securities issued by the securitization trust. Please tell us your basis under SFAS 140 for accounting for this transaction as a sale versus a financing. In addition, for this re-securitization as well as the January 2009 re-securitization, tell us the amount of gain or loss recognized in these transactions and the basis and for your accounting.

Response

         In March 2009, the Company sponsored a $281.9 million re-securitization whereby it re-securitized certain residential mortgage-backed securities it owned. To effect this transaction, the company isolated the assets in a QSPE. The QSPE is a trust that is demonstrably distinct from the Company, bankruptcy remote, established solely to hold the passive financial assets transferred to the trust, and from which greater than 10% of the beneficial interests are held by a third party, as enumerated by SFAS 140 paragraph 35. The trust permits each holder of beneficial interests in the SPE the right to transfer or pledge their beneficial interest and the Company retained no ability to control the transferred assets. Upon settlement of the re-securitization transaction, the Company maintained only the right to receive the cash flows associated with its beneficial interest in the securitized assets.

         We recorded a gain on sale of $2.9 million and a loss on sale of $118.7 thousand on the January 2009 and March 2009 re-securitizations, respectively. Both re-securitizations were treated as sales pursuant to SFAS 140. Carrying value in each transaction was allocated based on relative fair value of each tranche created as the transferred assets were derecognized and the new asset recognized. The difference between proceeds received on sales of beneficial interests and their respective carrying value was recorded as gain or loss.

PROXY STATEMENT
---------------

Summary Compensation Table, page 20
-----------------------------------

13. We note from your disclosure on page 18 that you do not use a specific formula to calculate the number of equity awards and other awards given to your executives. However, it is not clear from your current disclosure how you determined the award amounts. Please provide us a more detailed analysis of how the company determined the actual amounts of stock awards and grants of plan-based awards received by your executives in 2008. Please tell us the actual factors considered in making the awards and explain how analysis of these factors translated into actual grant amounts. Please include this disclosure in future filings.

Response

         As discussed in Compensation Discussion and Analysis contained our proxy statement, in determining specific amounts of awards to be granted to an individual, the compensation committee generally takes the following factors into account: the individual's position, his or her contribution to our performance, market practices as well as the recommendations of our investment advisor. The compensation committee does not attribute any particular quantitative significance to any of these factors, and the weight it gives to these factors will vary.

         The 2008 grants of restricted stock to our executive officers were made during our initial public offering. During this process, and in consultation with our investment advisor, the compensation committee determined that it was appropriate to issue equity incentives in the form of restricted stock to each of our investment advisor's employees as well as our independent directors. As a result, the compensation committee awarded 1,301,000 shares of restricted stock to our investment advisor's employees and our independent directors. The equity incentives to our investment advisor's employees were designed to provide long term incentives, and therefore vested over 10 years.

         In making the awards, the compensation committee did not take into account our performance since we had not commenced operations at the time of the grant. The compensation committee took into account our investment advisor's recommendations. Additionally, the compensation committee took into account the individual's position, both within our investment advisor's organization and in our organization, as well as his or her contribution in establishing us and his or her expected role in our operations. The compensation committee determined it was desirable that a significant percentage of the grants would be made to our executive officers since, in their capacity as our executives, they should be most directly affected by our long term performance. Therefore, the compensation committee, in consultation with our investment advisor, determined it would award approximately 25% of the total grants to our executive officers. The compensation committee determined that for this initial grant, it did not want a wide disparity of awards between our four executive officers, but that our chief executive officer and head of investments should get slightly higher grants than our two other executive officers. Accordingly, the compensation committee awarded 90,000 shares each to two of our officers and 70,000 shares each to the other two officers.

         As you have requested, in future filings we will revise the disclosure to further explain the manner in which the annual incentive compensation awarded to our executives was determined. In doing so, we will discuss the actual factors considered in making the awards and provide an analysis of these factors in making the actual grant amounts.

Financing Arrangements with Annaly, page 25
-------------------------------------------

14. We note from your risk factor disclosure on page 13 of your form 10-K that the disruptions during the year ended December 31, 2008 resulted in you not being in compliance with the net income covenant in one of your whole loan repurchase agreements and the liquidity covenants in your other whole loan repurchase agreement. We further note that your current financing arrangements with Annaly contain "customary" covenants. Please tell us whether you are currently in compliance with those covenants and include this disclosure in future filings.

Response

         The financing agreement currently in place with Annaly Capital Management, Inc. is a Securities Industry and Financial Markets Association standard preprinted form Master Repurchase Agreement. This agreement does not contain any sort of liquidity, net worth or other similar types of positive or negative covenants. Rather, the agreement contains covenants that require the buyer and seller of securities to deliver collateral or securities, and similar covenants which are customary in the form Master Repurchase Agreement. We are in compliance with all covenants contained within that agreement.

         In future filings we will revise the disclosure to indicate whether we are in compliance with the covenants contained in that agreement.


                                *    *    *

     The Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Form 10-Q, and its Proxy Statement;
     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings: and
     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



     Please send any additional concerns or questions regarding your letter dated May 26, 2009 to my attention at adenahan@annaly.com or feel free to call me at 212-696-0100.

                                           Very truly yours,

                                           /s/A. Alexandra Denahan
                                           A. Alexandra Denahan
                                           Chief Financial Officer




cc:  R. Nicholas Singh, Esq.
     Fixed Income Discount Advisory Company


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